UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation
(Translation of registrant’s name into English)

18 Zhangjiang Road
Pudong New Area, Shanghai 201203
People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☑Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐Yes	☑ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)

(1) PROPOSED ISSUE OF CONVERTIBLE PREFERRED SHARES, WARRANTS AND WARRANT
PREFERRED SHARES TO COUNTRY HILL LIMITED, A WHOLLY-OWNED SUBSIDIARY OF
CHINA INVESTMENT CORPORATION UNDER SPECIAL MANDATE

(2) PRE-EMPTIVE RIGHT OF DATANG

AND

(3) PRE-EMPTIVE RIGHT OF TSMC

PROPOSED ISSUE OF CONVERTIBLE PREFERRED SHARES, WARRANTS AND WARRANT PREFERRED SHARES

On 18 April 2011, the Company entered into the Investor Subscription Agreement with Country Hill Limited, a wholly-owned subsidiary of China Investment Corporation whereby (i) the Company has conditionally agreed to allot and issue to the Investor, and the Investor has conditionally agreed to subscribe for 360,589,053 Convertible Preferred Shares at an Investor Subscription Price of HK$5.39 per Convertible Preferred Share (the “Investor Initial Preferred Shares”) and (ii) the Company will issue 72,117,810 Warrants to subscribe, in aggregate, up to 72,117,810 Warrant Preferred Shares (assuming a full exercise of the Warrants) at an exercise price of HK$5.39 per warrant (the “Investor Warrants” and, together with the Investor Initial Preferred Shares, the “Investor Securities”). The aggregate consideration for the Investor Securities is US$250 million.

The Investor Initial Preferred Shares represent (i) approximately 13.2% of the existing issued share capital of the Company as at the date of this announcement (assuming full conversion thereof); and (ii) approximately 11.6% of the issued share capital of the Company as enlarged by the issue of the Investor Initial Preferred Shares (assuming full conversion thereof).

The Investor Subscription Price of HK$5.39 which is reflective of an effective conversion price of HK$0.539 per Ordinary Share (based on the initial Conversion Rate) represents (i) a discount of approximately 11.6% to the closing price of HK$0.61 per Ordinary Share as quoted on the Stock Exchange on 18 April 2011, being the last full trading day immediately before the execution of the Investor Subscription Agreement; (ii) a discount of approximately 10.2% to the average closing prices of approximately HK$0.60 per Ordinary Share as quoted on the Stock Exchange for the last five consecutive trading days up to and including 18 April 2011; and (iii) a discount of approximately 11.6% to the average closing prices of approximately HK$0.61 per Ordinary Share as quoted on the Stock Exchange for the last ten consecutive trading days up to and including 18 April 2011.

The Investor Warrant Preferred Shares (if issued pursuant to full exercise by the Investor of the Investor Warrants) represent (i) approximately 2.6% of the existing issued share capital of the Company as at the date of this announcement (assuming full conversion thereof); and (ii) approximately 2.3% of the issued share capital as enlarged by the Investor Subscription, assuming a full exercise of the Investor Warrants (assuming full conversion thereof).

The exercise price of HK$5.39 per Investor Warrant is equivalent to the Investor Subscription Price for the Investor Initial Preferred Shares and is reflective of an effective conversion price of HK$0.539 per Ordinary Share (based on the initial Conversion Rate), which represents (i) a discount of approximately 11.6% to the closing price of HK$0.61 per Ordinary Share as quoted on the Stock Exchange on 18 April 2011, being the last full trading day immediately before the execution of the Investor Subscription Agreement; (ii) a discount of approximately 10.2% to the average closing prices of approximately HK$0.60 per Ordinary Share as quoted on the Stock Exchange for the last five consecutive trading days up to and including 18 April 2011; and (iii) a discount of approximately 11.6% to the average closing prices of approximately HK$0.61 per Ordinary Share as quoted on the Stock Exchange for the last ten consecutive trading days up to and including 18 April 2011.

PRE-EMPTIVE RIGHTS OF DATANG

Reference is made to the Company’s announcements dated 10 November 2008 and 15 July 2010 in relation to the Datang Share Purchase Agreement which was completed on 24 December 2008, as a result of which Datang now holds 5,227,132,761 Ordinary Shares constituting approximately 19.08% of the issued share capital of the Company.

Pursuant to the Datang Share Purchase Agreement, in case of any issue of new shares or warrants, subject to certain exceptions, Datang has a pre-emptive right to subscribe for a pro rata portion of the new shares and warrants being issued equivalent to the percentage of the issued share capital of the Company then owned by Datang immediately prior to the issue of the new shares and warrants. Datang’s pre-emptive right is applicable to the issue of the Investor Securities pursuant to the Investor Subscription and any TSMC Further Subscription. Pursuant to the Datang Share Purchase Agreement, completion of any such issue of the Datang Pre-emptive Securities to Datang upon exercise of its pre-emptive right will be further subject to the receipt of any required regulatory approvals. Any exercise by Datang of its pre-emptive right to subscribe for the Datang Pre-emptive Securities in connection with the Investor Subscription Agreement and any TSMC Further Subscription will be at a price equivalent to the Investor Subscription Price and conditional on the obtaining of the necessary governmental approval and the obtaining of Independent Shareholders’ approval of the Further Special Mandate.

The Company has notified Datang in accordance with the terms of the Datang Share Purchase Agreement in respect of the Investor Subscription and the possibility of the TSMC Further Subscription. Pursuant to the Datang Share Purchase Agreement, Datang is deemed to have elected not to exercise the pre-emptive right with respect to the Datang Pre-emptive Securities if it does not respond to the final notice within ten (10) business days following the date of the final notice. The Company will make such further announcement as is necessary under the Listing Rules in relation to this.

If Datang fully exercises its pre-emptive right pursuant to the Datang Share Purchase Agreement, Independent Shareholders’ and necessary governmental approvals are successfully obtained, the maximum gross proceeds of the potential Datang Further Subscription will be approximately US$64 million (assuming the TSMC Further Subscription takes place but assuming no exercise of any Datang Pre-emptive Warrants).

PRE-EMPTIVE RIGHTS OF TSMC

Reference is made to the Company’s announcement dated 10 November 2009 in relation to the TSMC Share and Warrant Issuance Agreement which was completed on 5 July 2010, as a result of which TSMC now holds 1,789,493,218 Ordinary Shares constituting approximately 6.53% of the issued share capital of the Company.

Pursuant to the TSMC Share and Warrant Issuance Agreement, in case of any issue of new shares or warrants, subject to certain exceptions, TSMC has a pre-emptive right to purchase a pro rata portion of the new shares and warrants being issued equivalent to the percentage of the issued share capital of the Company then owned by TSMC prior to the issue of the new shares and warrants. TSMC’s pre-emptive right is applicable to the issue of the Investor Securities pursuant to the Investor Subscription and any Datang Further Subscription. Pursuant to the TSMC Share and Warrant Issuance Agreement, completion of any such issue of the TSMC Pre-emptive Securities to TSMC upon exercise of its pre-emptive right will be further subject to the receipt of any required regulatory approvals. TSMC’s exercise of its pre-emptive right to subscribe for the TSMC Pre-emptive Securities in connection with the Investor Subscription Agreement and any Datang Further Subscription will be at a price equivalent to the Investor Subscription Price and conditional on the obtaining of the necessary governmental approval and the obtaining of Independent Shareholders’ approval of the Further Special Mandate.

The Company has notified TSMC in accordance with the terms of the TSMC Share and Warrant Issuance Agreement in connection with the Investor Subscription and the possibility of the Datang Further Subscription. Pursuant to the TSMC Share and Warrant Issue Agreement, TSMC is deemed to have elected not to exercise the pre-emptive right with respect to the TSMC Pre-emptive Securities if it does not respond to the final notice within ten (10) business days following the date of the final notice. The Company will make such further announcement as is necessary under the Listing Rules in relation to this.

If TSMC fully exercises its pre-emptive right pursuant to the TSMC Share and Warrant Issuance Agreement, Independent Shareholders’ and necessary governmental approvals are successfully obtained, the maximum gross proceeds of the potential TSMC Further Subscription will be approximately US$22 million (assuming the Datang Further Subscription takes place but assuming no exercise of any TSMC Pre-emptive Warrants).

REASONS FOR THE INVESTOR SUBSCRIPTION

The Company continues to seek ways to strengthen its shareholder base by inviting high quality investors that recognize the Company's unique strategic value proposition and share the same, long-term vision of making the Company one of the leading semiconductor companies in the world. The Company believes that receiving such an investment from this Investor is consistent with the Company’s above financing strategy and will be highly beneficial to the Company. Bank of America Merrill Lynch is acting as exclusive financial adviser to the Company.

USE OF PROCEEDS

It is estimated that the net proceeds from the issue of the Investor Securities would be approximately US$249.4 million.

It is estimated that, assuming Datang and TSMC exercise their respective pre-emptive rights in full, the net proceeds from the issue of the Datang Pre-emptive Securities and TSMC Pre-emptive Securities (assuming no exercise of any Datang Pre-emptive Warrants and TSMC Pre-emptive Warrants) would be approximately US$86.0 million.

It is estimated that the net proceeds upon the full exercise of the Investor Warrants would be approximately US$49.5 million.

It is estimated that, assuming Datang and TSMC fully exercise the Datang Pre-emptive Warrants and TSMC Pre-emptive Warrants, the net proceeds would be approximately US$17.0 million.

The Company intends to use the net proceeds for capital expenditure and debt repayment.

LISTING RULES IMPLICATIONS

The issue of the Convertible Preferred Shares by the Company is subject to the approval of the Stock Exchange under Chapter 16 of the Listing Rules. The issue of the Warrants and the Warrant Preferred Shares by the Company is subject to the approval of the Stock Exchange under Chapters 15 and 16 of the Listing Rules, respectively.

The issue of the Investor Securities and any Ordinary Shares on conversion of such Investor Securities, will be made pursuant to the Special Mandate and the Further Special Mandate (in respect of the Datang Pre-emptive Securities and the TSMC Pre-emptive Securities) to be granted by the shareholders of the Company at an extraordinary general meeting to be convened by the Company on around 23 May 2011. Application will be made before completion of the Investor Subscription by the Company for the listing of, and permission to deal in, the Ordinary Shares issuable on conversion of the Convertible Preferred Shares and Warrant Preferred Shares.

The Convertible Preferred Shares, the Warrants, and the Warrant Preferred Shares will not be listed on the Stock Exchange or offered for sale in the United States.

As Datang is a substantial shareholder of the Company and is thus a connected person, any Datang Further Subscription will constitute a connected transaction of the Company and will be subject to Independent Shareholders’ approval under the Listing Rules. Any TSMC Further Subscription will also be subject to Independent Shareholders’ approval as required under Rule 2.15 of the Listing Rules. The Company will make such further announcement as is necessary if any agreement(s) is/are entered into by the Company with Datang or TSMC regarding the above matters.

GENERAL

A circular containing, among other things, further details of the Investor Subscription Agreement, Investor Warrant Agreement, any Datang Further Subscription, any TSMC Further Subscription, the Special Mandate and any Further Special Mandate, together with the notice convening the EGM to approve (i) the Investor Subscription and the issue of the Investor Warrants, (ii) the Special Mandate, and if applicable, (iii) any Datang Further Subscription, (iv) any TSMC Further Subscription and (v) any Further Special Mandate will be despatched to the Shareholders in accordance with the requirements of the Listing Rules.

Shareholders and potential investors should note that completion of the Investor Subscription, any Datang Further Subscription and any TSMC Further Subscription are or will be subject to the fulfilment of the respective conditions under the Investor Subscription Agreement, any Datang Further Subscription and any TSMC Further Subscription. As the Investor Subscription, any Datang Further Subscription and any TSMC Further Subscription may or may not proceed, Shareholders and potential investors are advised to exercise caution when dealing in the Ordinary Shares.

THE INVESTOR SUBSCRIPTION AGREEMENT

Date

18 April 2011

Parties

(i)	The Company, as the issuer; and

(ii)	Investor as the subscriber of (i) 360,589,053 Convertible Preferred Shares and (ii) 72,117,810 Warrants.

Consideration for the Investor Securities:

An aggregate consideration of US$250 million comprising HK$5.39 per Convertible Preferred Share. The Investor Warrants are issued in consideration of the Investor entering into the Investor Subscription Agreement.

Investor Subscription Price

The subscription price of HK$5.39 per Investor Initial Preferred Share which is reflective of an effective conversion price of HK$0.539 per Ordinary Share (based on the initial Conversion Rate) was arrived at after an arm’s length negotiation between the Company and Investor and represents:

(i)	a discount of approximately 11.6% to the last traded price of the Ordinary Shares of HK$0.61 per Ordinary Share at the end of the trading session ended at 4.00 p.m. on the date of this announcement;

(ii)
a discount of approximately 10.2% to the average closing price of HK$0.60 per Ordinary Share as quoted on the Stock Exchange for the last five trading days up to and including the last full trading day; and

(iii)
a discount of approximately 11.6% to the average closing price of HK$0.61 per Ordinary Share as quoted on the Stock Exchange for the last ten trading days up to and including the last full trading day.

Principal terms of the Convertible Preferred Shares

Dividend entitlements:
The Convertible Preferred Shares will rank pari passu in respect of entitlement to dividends and other income distribution as Ordinary Shares as if the Convertible Preferred Shares had been converted into Ordinary Shares for the relevant accounting period.

Capital:
On a liquidation, dissolution, winding up (whether voluntary or involuntary) or return or reduction of capital of the Company (but not on conversion of the Convertible Preferred Shares or any repurchases by the Company of any Convertible Preferred Shares or Ordinary Shares) the assets of the Company available for distribution among the members will be applied first in paying to the holders of the Convertible Preferred Shares and holders of other preference shares of the Company an amount in repayment of capital equal to the amount paid up or credited as paid up on such shares in priority to:

(A)	any payment to the holders of Ordinary Shares; and

(B)	any other obligations ranking pari passu with the claims of the holders of Ordinary Shares.

Ranking:
The Investor Initial Preferred Shares will, upon issue, rank (a) pari passu with the claims of holders of (i) any class of preferred share capital of the Company and (ii) other obligations of the Company which rank pari passu with the Convertible Preferred Shares or such preferred shares, and (b) in priority (including with respect to distribution of proceeds upon any liquidation event up to the amount paid up) to the any payment to the holders of Ordinary Shares of the Company and other obligations of the Company, incurred directly or indirectly by it, which rank, or are expressed to rank, pari passu the claims of the Ordinary Shares.

Conversion right:
The holders of the Convertible Preferred Shares will have the right at any time to convert (in whole or in part) their Convertible Preferred Shares into fully paid Ordinary Shares at the Conversion Rate (which shall be for a minimum amount of 70,000,000 Convertible Preferred Shares or, if less than 70,000,000 Convertible Preferred Shares are then held by the Investor, all of such Convertible Preferred Shares). The holders of the Convertible Preferred Shares are not required to pay any amount for conversion of their Convertible Preferred Shares into Ordinary Shares. The Ordinary Shares issued upon conversion will be credited as fully paid, and will rank pari passu in all respects with the other Ordinary Shares in issue as at the date of the conversion, and will be allotted and issued free from all liens, charges and encumbrances and together with all rights attaching thereto upon allotment and issue and at any time thereafter, including all rights to any dividend or other distribution declared, made or payable by reference to a record date falling on or after the date of the conversion notice.

Mandatory Conversion Date:
The Convertible Preferred Shares will be mandatorily converted into Ordinary Shares at the then applicable Conversion Rate on the day immediately following the expiry of twelve months commencing from the Closing Date as if the holder of the Convertible Preferred Shares has elected to convert its Convertible Preferred Shares into Ordinary Shares on the mandatory conversion date.

Adjustment to Conversion Rate:
The initial Conversion Rate will be ten Ordinary Shares per Convertible Preferred Share (subject to adjustments as described below).

The initial Conversion Rate is subject to adjustment upon the occurrence of certain prescribed events, among other things, capitalisation of profits or reserves, consolidations, sub-divisions and re-classifications of shares, capital distributions, issue of shares or other securities, and the issue of a new class of shares carrying voting rights.

In the event of any issue of any Ordinary Share or any securities which by their terms are convertible into or exchangeable for, or carry right(s) of subscription for, any Ordinary Share, the Conversion Rate in force immediately before such issue will be adjusted to compensate the holders of Convertible Preference Shares by reference to the lowest of:

(i)	the reference price per Ordinary Share which initially is HK$0.5390 (subject to adjustment as described in this section);

(ii)	the amount which represents:

	a.	in respect of any rights issue of Ordinary Shares by the Company, 90% of the relevant theoretical ex-rights price for an Ordinary Share under that rights issue;

	b.	in respect of any issue of securities which by their terms are convertible into or exchangeable for, or carry right(s) of subscription for, Ordinary Share(s):

(1) in the case of options, warrants or similar instruments, the aggregate of the subscription price or premium for such instrument and the initial exercise price at which the holder of such instrument may subscribe for Ordinary Shares;

(2) in the case of convertible bonds or convertible shares or similar instruments, the initial conversion price at which such instrument may be converted into Ordinary Shares; or

(3) in any other case, the aggregate price paid and initially payable by the subscriber of such securities in order to receive Ordinary Shares; and

	c.	in respect of any other issue of Ordinary Shares by the Company, the relevant issue price for an Ordinary Share under that issue;

(iii)	the amount which represents a discount of 10% to the arithmetic average of the daily volume weighted average price for an Ordinary Share as shown on the VAP page of Bloomberg for the:

	a.	ten consecutive trading days immediately after the date on which the relevant issue is announced; or

	b.	in the case of a rights issue, ten consecutive trading days immediately after the ex-rights date; or

	c.	if the reference price to determine the issue price is based on share prices for a period after the relevant issue is announced, all the trading days during that period.

The adjustment will become effective immediately following the date of the issuance of the new securities.

No adjustment to the Conversion Rate will be made which has the effect or result of: (i) reducing the initial Conversion Rate upon the issue of the Convertible Preferred Shares, except upon any consolidation of Ordinary Shares or any corporate exercise with the effect of increasing the nominal value of the Ordinary Shares; or (ii) any Ordinary Share, upon conversion, falling to be issued at a price below the nominal value of the Ordinary Share.

Voting:
The Convertible Preferred Shares will entitle the holders thereof to receive notice of, attend and vote at any meeting of members of the Company. Each Convertible Preferred Share will confer on its holder such number of voting rights as if the Convertible Preferred Share had been converted into Ordinary Shares.

Consent:
Except with the consent or sanction of at least 75 per cent. of the vote of the holders of the Convertible Preferred Shares given at a separate class meeting, no resolution may be made by the Company to amend the terms of the Convertible Preferred Shares.

Transferability:	The Convertible Preferred Shares will be freely transferrable save as provided for under the terms of the Investor Subscription Agreement.

Redemption:	The Convertible Preferred Shares are non-redeemable.

Protection:
The Company has undertaken to each holder of Convertible Preferred Shares (including but not limited to) (i) that all the Ordinary Shares upon conversion will be duly and validly allotted and issued as fully paid or credited as fully paid and free from all liens, charges and encumbrances; (ii) that it will not in any way vary the rights attached to any class or series of shares, or attach any restriction to any class or series of shares, to the extent that such variation would have the effect of varying the rights attaching to the Convertible Preferred Shares, without prior written approval of 75 per cent. of the holders of Convertible Preferred Shares; (iii) that there will not be shares of different nominal values in issue at any time; (iv) it will not without prior written approval of 75 per cent. of the holders of Convertible Preferred Shares, take any steps to or so as to liquidate, dissolve or windup the Company or any of its subsidiaries unless such liquidation, dissolution or winding-up will not have a material adverse effect; (v) it will not make any reduction or redemption of capital, share premium account or capital redemption reserve involving repayment of money to its shareholders or reduce any uncalled liability in respect of any issued share except in certain situations; and (vi) it will not enter into any agreement, instrument or other document whatsoever binding on it which may result in any breach of the memorandum and articles of association of the Company.

Special Mandate

The Investor Securities will be issued and/or allotted under the Special Mandate to be obtained from the Shareholders at the EGM. Any Datang Pre-emptive Securities and TSMC Pre-emptive Securities issued pursuant to the Datang Further Subscription and the TSMC Further Subscription will be issued and/or allotted under the Further Special Mandate to be obtained from the Independent Shareholders at the EGM or at a further general meeting.

Conditions of the Investor Subscription

Completion of the Investor Subscription is conditional upon the following:

(i)	The Investor having completed to its reasonable satisfaction its inspection and investigation as to the Group, including, without limitation, the financial and legal aspects of the Group;

(ii)	the Company having obtained the approval of the Shareholders in the EGM of the Special Mandate to approve (i) the issue of the Investor Initial Preferred Shares and the Investor Warrants issuable at Closing pursuant to the Investor Subscription Agreement, the Convertible Preferred Shares upon exercise of the Investor Warrants and the Ordinary Shares upon conversion of the Investor Initial Preferred Shares and the Convertible Preferred Shares issuable upon the exercise of the Investor Warrants (including those Ordinary Shares issuable as a result of any adjustment to the Conversion Rate pursuant to the rights of the Convertible Preferred Shares);

(iii)	Approval for the issue of the Investor Initial Preferred Shares issuable at Closing and the Investor Warrants issuable at Closing, the Convertible Preferred Shares issuable upon the exercise of the Investor Warrants and the listing of, and permission to deal in the Ordinary Shares to be issued upon conversion of such Convertible Preferred Shares (including those Ordinary Shares issuable as a result of any adjustment to the Conversion Rate pursuant to the rights of the Convertible Preferred Shares) shall have been duly obtained from the Stock Exchange and approval not subsequently being revoked prior to Closing;

(iv)	no event which may have any material adverse effect in respect of the Company and its subsidiaries taken as a whole having occurred;

(v)	the Company having duly executed and delivered to the Investor certain documents as specified in the Investor Subscription Agreement; and

(vi)	representations and warranties of the Investor and the Company being true and correct in all material respects as of the date of the Investor Subscription Agreement and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date, which will be true and correct as of such specified date), and the Investor and the Company having performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Investor Subscription Agreement to be performed, satisfied or complied with by Investor and the Company at or prior to the Closing Date.

Termination of the Investor Subscription Agreement

The Investor Subscription Agreement may be terminated at any time prior to 10:00 a.m., Hong Kong time on the Closing Date:

(i)	by mutual agreement of the Company and the Investor;

(ii)	by the Company or the Investor if the Closing Date has not occurred by 31 July 2011 or any other date as may be agreed between the parties provided that the right to terminate the Investor Subscription Agreement in this sub-paragraph (ii) will not be available to a party if such party’s action or failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes breach of the Investor Subscription Agreement;

(iii)	by the Company or Investor if any legislative body, court, administrative agency or commission or other governmental authority, instrumentality, agency or commission has enacted, issued, promulgated, enforced or entered any law or governmental regulation or order which has the effect of prohibiting the issuance of the Investor Securities;

(iv)	by the Investor if there has been a material breach of any representation or warranty of the Company that would have a material adverse effect on the Company or any material breach of any covenant or agreement of the Company; and

(v)	by the Company if there has been a material breach of any representation, warranty, covenant or agreement of the Investor contained in the Investor Subscription Agreement.

Pre-emptive Rights

The Investor will have the following right to subscribe for (subject to any authorisation, consent, approval, licence or notification required for the purposes of or as a consequence of the Investor Subscription either from governmental, regulatory or other public bodies):

(i)	whilst any Convertible Preferred Shares issued to and beneficially owned by the Investor (and/or the permitted transferee) remain unconverted and to the extent that the original percentage of issued share capital of the Company held by the Investor (and/or its permitted transferee) on a fully-diluted basis through such Convertible Preferred Shares immediately prior to the issue is reduced as a result of the issue of Relevant Securities (after having taken into account any adjustment to the conversion rate), such number of additional Convertible Preferred Shares (bearing the same conversion rate as the existing issued Convertible Preferred Shares having reflected the adjustment) so as to enable the Investor to hold, after the issue of the Relevant Securities, a pro rata portion of the issued share capital of the Company (on a fully-diluted basis) equal to the original percentage; and

(ii)	to the extent that any of the Convertible Preferred Shares held by the Investor have been converted and Investor is holding Ordinary Shares issued as a result of the conversion, such number of additional Relevant Securities so as to enable the Investor to hold, after the issue of the Relevant Securities, a pro rata portion of the Relevant Securities equal to the percentage of the issued share capital of the Company represented by the converted Ordinary Shares then beneficially owned by the Investor immediately prior to the issuance of the Relevant Securities.

Right to Nominate an Investor Nominee to the Board

The Investor will have the right to nominate one member of the Board provided that:

(i)	the nomination and appointment of the Investor Nominee is considered by the Board (excluding the Investor Nominee) to be in the best interest of the Company and its shareholders as a whole; and

(ii)	the Investor Nominee has passed the Company’s conflict and background check in accordance with common and usual standards and policies generally applicable to the appointment and nomination of a director of the Company.

The Company will use all reasonable efforts to give effect to the appointment of the Investor Nominee to the Board as soon as practicable after Closing, and no later than 31 August 2011.

Lock-up Undertaking

The Investor will be restricted from selling, or transferring the Investor Initial Preferred Shares, any Convertible Preferred Shares issued upon the exercise of the Investor Warrants and any additional Convertible Preferred Shares or Warrants subscribed for a period of 2 years from the Closing Date, except that the Investor may transfer any Convertible Preference Shares or Ordinary Shares to any wholly-owned subsidiaries of China Investment Corporation. The Lock-up Undertaking will cease to apply where certain members of senior management of the Company does not continue his employment with the Company for a minimum period of (2) years commencing from the Closing Date subject to certain exceptions.

Restriction on transfers to a Competitor

The Investor has agreed to refrain from transferring to a Competitor, directly or indirectly, the Investor Initial Preferred Shares, the Investor Warrants, or any Ordinary Shares issued upon conversion of the Investor Initial Preferred Shares except where there is a genuine open market sale, with the written consent of the Board, or for accepting a general offer which has become unconditional or where the offeror has become entitled to exercise compulsory acquisition rights.

Completion of the Investor Subscription

The first business day after the satisfaction or waiver of the conditions to the Closing, or at such other time, date and location as is mutually agreed in writing by the Company and the Investor.

INVESTOR WARRANT AGREEMENT

Parties

(i)	The Company, as the issuer; and

(ii)	The Investor, as the subscriber of 72,117,810 Warrants.

Consideration:

The Investor Warrants are issued as part of the Investor Subscription.

Exercise of the Investor Warrants

The Investor may exercise, in whole or in part, the Warrants on any business day on or prior to 11:59 p.m., Hong Kong time, on the date that is 12 months from the date of the Investor Warrant Agreement (which will be entered into on the Closing Date). Upon exercise, the Warrants will be converted into Warrant Shares. Each partial exercise shall be for a minimum subscription of 15,000,000 Warrant Preferred Shares, or, if less than 15,000,000 Warrant Preferred Shares are issuable under the Warrants then held by the Investor, for all of such number of Warrant Preferred Shares issuable under the Warrants then held by the Investor.

Exercise Price

HK$5.39 per Warrant is equivalent to the Investor Subscription Price for the Investor Initial Preferred Shares and is reflective of an effective conversion price of HK$0.539 per Ordinary Share (based on the initial Conversion Rate).

On the basis of the initial Conversion Rate of ten (10) Ordinary Shares to one (1) Warrant Preferred Share, the exercise price represents:

(i)	a discount of approximately 11.6% to the last closing price of the Ordinary Shares of HK$0.61 per Ordinary Share on the last full trading day;

(ii)	a discount of approximately 10.2% to the average closing price of HK$0.60 per Ordinary Share as quoted on the Stock Exchange for the last five trading days up to and including the last full trading day; and

(iii)	a discount of approximately 11.6% to the average closing price of HK$0.61 per Ordinary Share as quoted on the Stock Exchange for the last ten trading days up to and including the last full trading day.

Adjustment of Exercise Price

No adjustment shall be made to the exercise price of the Investor Warrants nor the number of Warrant Preferred Shares issuable upon exercise of each Warrant.

Investor Warrant Preferred Shares

Up to 72,117,810 Warrant Preferred Shares, representing (i) approximately 2.6% of the existing issued share capital of the Company as at the date of this announcement (assuming full conversion thereof); and (ii) approximately 2.3% of the issued share capital as enlarged by the Investor Subscription, assuming a full exercise of the Investor Warrants (assuming full conversion thereof).

The Warrant Preferred Shares will be adjusted based on the Conversion Rate upon exercise of the Warrants. The Warrant Preferred Shares will entitle the holders thereof to receive notice of, attend and vote at any meeting of members of the Company. Each Warrant Preferred Share will confer on its holder such number of voting rights as if the Warrant Preferred Share had been converted into Ordinary Shares.

Transferability

Save as to transfers to any wholly-owned subsidiary of China Investment Corporation, the Investor Warrants are not transferable without the prior written approval of the Company.

No Listing of the Investor Warrants

No application will be made for a listing of the Investor Warrants on the Stock Exchange or any other stock exchange.

Special Mandate

The Investor Warrants will be issued under the Special Mandate to be obtained from the Shareholders at the EGM. Any Warrants to be issued pursuant to the Datang Further Subscription and the TSMC Further Subscription will be issued under the Further Special Mandate to be obtained from the Independent Shareholders at the EGM or at a further general meeting.

PRE-EMPTIVE RIGHTS OF DATANG

Reference is made to the Company’s announcements dated 10 November 2008 and 15 July 2010 in relation to the Datang Share Purchase Agreement which was completed on 24 December 2008, as a result of which Datang now holds 5,227,132,761 Ordinary Shares constituting approximately 19.08% of the issued share capital of the Company.

Pursuant to the Datang Share Purchase Agreement, in case of any issue of new shares or warrants, subject to certain exceptions, Datang has a pre-emptive right to subscribe for a pro rata portion of the new shares and warrants being issued equivalent to the percentage of the issued share capital of the Company then owned by Datang immediately prior to the issue of the new shares and warrants. Datang’s pre-emptive right is applicable to the issue of the Investor Securities pursuant to the Investor Subscription and any TSMC Further Subscription. Pursuant to the Datang Share Purchase Agreement, completion of any such issue of the Datang Pre-emptive Securities to Datang upon exercise of its pre-emptive right will be further subject to the receipt of any required regulatory approvals. Any exercise by Datang of its pre-emptive right to subscribe for the Datang Pre-emptive Securities in connection with the Investor Subscription Agreement and any TSMC Further Subscription will be at a price equivalent to the Investor Subscription Price and conditional on the obtaining of the necessary governmental approval and the obtaining of Independent Shareholders’ approval of the Further Special Mandate.

The Company has notified Datang in accordance with the terms of the Datang Share Purchase Agreement in respect of the Investor Subscription and of the possibility of the TSMC Further Subscription. Pursuant to the Datang Share Purchase Agreement, Datang is deemed to have elected not to exercise the pre-emptive right with respect to the Datang Pre-emptive Securities if it does not respond to the final notice within ten (10) business days following the date of the final notice. The Company will make such further announcement as is necessary under the Listing Rules in relation to this.

If Datang fully exercises its pre-emptive right pursuant to the Datang Share Purchase Agreement, Independent Shareholders’ and necessary governmental approvals are successfully obtained, the maximum gross proceeds of the potential Datang Further Subscription will be approximately US$64 million (assuming the TSMC Further Subscription takes place but assuming no exercise of any Datang Pre-emptive Warrant).

PRE-EMPTIVE RIGHTS OF TSMC

Reference is made to the Company’s announcement dated 10 November 2009 in relation to the TSMC Share and Warrant Issuance Agreement which was completed on 5 July 2010, as a result of which TSMC now holds 1,789,493,218 Ordinary Shares constituting approximately 6.53% of the issued share capital of the Company.

Pursuant to the TSMC Share and Warrant Issuance Agreement, in case of any issue of new shares or warrants, subject to certain exceptions, TSMC has a pre-emptive right to purchase a pro rata portion of the new shares and warrants being issued equivalent to the percentage of the issued share capital of the Company then owned by TSMC prior to the issue of the new shares and warrants. TSMC’s pre-emptive right is applicable to the issue of the Investor Securities pursuant to the Investor Subscription and any Datang Further Subscription. Pursuant to the TSMC Share and Warrant Issuance Agreement, completion of any such issue of the TSMC Pre-emptive Securities to TSMC upon exercise of its pre-emptive right will be further subject to the receipt of any required regulatory approvals. TSMC’s exercise of its pre-emptive right to subscribe for the TSMC Pre-emptive Securities in connection with the Investor Subscription Agreement and any Datang Further Subscription will be at a price equivalent to the Investor Subscription Price and conditional on the obtaining of the necessary governmental approval and the obtaining of Independent Shareholders’ approval of the Further Special Mandate.

The Company has notified TSMC in accordance with the terms of the TSMC Share and Warrant Issuance Agreement in connection with the Investor Subscription of the possibility of the Datang Further Subscription. Pursuant to the TSMC Share and Warrant Issue Agreement, TSMC is deemed to have elected not to exercise the pre-emptive right with respect to the TSMC Pre-emptive Securities if it does not respond to the final notice within ten (10) business days following the date of the final notice. The Company will make such further announcement as is necessary under the Listing Rules in relation to this.

If TSMC fully exercises its pre-emptive right pursuant to the TSMC Share and Warrant Issuance Agreement, Shareholders’ and necessary governmental approvals are successfully obtained, the maximum gross proceeds of the potential TSMC Further Subscription will be approximately US$22 million (assuming the Datang Further Subscription takes place but assuming no exercise of any TSMC Pre-emptive Warrants).

REASONS FOR THE INVESTOR SUBSCRIPTION

The Company continues to seek ways to strengthen its shareholder base by inviting high quality investors that recognise SMIC's unique strategic value proposition and share the same, long-term vision of making SMIC one of the leading semiconductor companies in the world. The Company believes that receiving such an investment from this Investor is consistent with the Company’s above financing strategy and will be highly beneficial to the Company. Bank of America Merrill Lynch is acting as exclusive financial adviser to SMIC.

USE OF PROCEEDS

It is estimated that the net proceeds from the issue of the Investor Securities would be approximately US$249.4 million.

It is estimated that, assuming Datang and TSMC exercise their respective pre-emptive rights in full, the net proceeds from the issue of the Datang Pre-emptive Securities and TSMC Pre-emptive Securities (assuming no exercise of any Datang Pre-emptive Warrants and TSMC Pre-emptive Warrants) would be approximately US$86.0 million.

It is estimated that the net proceeds upon the full exercise of the Investor Warrants would be approximately US$49.5 million.

It is estimated that, assuming Datang and TSMC fully exercise the Datang Pre-emptive Warrants and TSMC Pre-emptive Warrants, the net proceeds would be approximately US$17.0 million.

The Company intends to use the net proceeds for capital expenditure and debt repayment.

EQUITY FUND RAISING ACTIVITIES IN THE PAST TWELVE MONTHS

Reference is made to (i) the announcements dated 8 July 2010 and 15 July 2010 where the Company entered into a Placing Agreement dated 8 July 2010 with the Placing Agents whereby the Company conditionally agreed to place, through the Placing Agents, the Placing Shares; and (ii) the announcement dated 16 August 2010 relating to, among other things, the exercise of the pre-emptive right and further subscription of new Ordinary Shares by Datang.

EFFECTS OF THE INVESTOR SUBSCRIPTION, THE POTENTIAL DATANG FURTHER SUBSCRIPTION AND THE POTENTIAL TSMC FURTHER SUBSCRIPTION ON THE SHAREHOLDING STRUCTURE OF THE COMPANY

Assuming that there will be no change in the shareholding structure of the Company immediately between the date of this announcement and completion of the Investor Subscription, any Datang Further Subscription, and any TSMC Further Subscription respectively, the shareholding structure of the Company (i) as at the date of this announcement, (ii) immediately after completion of the Investor Subscription but before any Datang Further Subscription and any TSMC Further Subscription, and (iii) immediately after completion of the Investor Subscription, any full Datang Further Subscription and any full TSMC Further Subscription, assuming full conversion of the Convertible Preferred Shares into Ordinary Shares at the initial Conversion Rate, and full exercise of the Warrants and full conversion of the Warrant Preferred Shares into Ordinary Shares at the initial Conversion Rate:

			Immediately after completion
			of the Investor Subscription		Immediately after completion of the Investor
			but without Datang Further		Subscription, assuming full Datang Further
	As at the date		Subscription or TSMC Further		Subscription and assuming full TSMC
	of this announcement		Subscription		Further Subscription
Name of	Number of	Approximate	Number of	Approximate	Number of Shares	Approximate
Shareholder	Shares	%	Shares	%		%
Ordinary Shares
Datang	5,227,132,761	19.08	5,227,132,761	16.48	5,227,132,761	15.74
Shanghai Industrial	2,143,277,340	7.82	2,143,277,340	6.76	2,143,277,340	6.45
TSMC	1,789,493,218	6.53	1,789,493,218	5.64	1,789,493,218	5.39
Investor	13,637,0001	0.05	13,637,0002	0.04	13,637,0002	0.04
Public
Shareholders:	18,223,415,740	66.52	18,223,415,740	57.44	18,223,415,740	54.87
Sub-total	27,396,956,059	100.00	27,396,956,059	86.36	27,396,956,059	82.49

Ordinary Shares from full conversion of Convertible Preferred Shares
Datang	-	-	-	-	924,836,275	2.78
TSMC	-	-	-	-	316,614,924	0.95
Investor	-	-	3,605,890,538	11.37	3,605,890,538	10.86
Sub-total	-	-	3,605,890,538	11.37	4,847,341,738	14.59

Ordinary Shares from full conversion of Warrants Preferred Shares assuming full exercise of the Warrants
Datang	-	-	-	-	184,967,255	0.56
TSMC	-	-	-	-	63,322,985	0.19
Investor	-	-	721,178,108	2.27	721,178,108	2.17
Sub-total	-	-	721,178,108	2.27	969,468,348	2.92

Total Ordinary Shares assuming full conversion of Convertible Preferred Shares, and full conversion of
Warrants Preferred Shares assuming full exercise of the Warrants, full Datang Further Subscription and full TSMC Further Subscription
Datang	5,227,132,761	19.08	5,227,132,761	16.48	6,336,936,291	19.08
Shanghai Industrial	2,143,277,340	7.82	2,143,277,340	6.76	2,143,277,340	6.45
TSMC	1,789,493,218	6.53	1,789,493,218	5.64	2,169,431,127	6.53
Investor	13,637,0001	0.05	4,340,705,6462	13.68	4,340,705,6462	13.07
Public
Shareholders:	18,223,415,740	66.52	18,223,415,740	57.44	18,223,415,740	54.87
Total	27,396,956,059	100.00	31,724,024,705	100.00	33,213,766,144	100.00

Note 1:
The Investor itself does not directly hold any shares in the Company. China Investment Corporation, of which the Investor is a wholly-owned subsidiary, is interested, directly or indirectly, in 13,637,000 Ordinary Shares as at the latest practicable date (15 April 2011) prior to the finalization of this announcement.

Note 2:	Assuming, for the purpose of this announcement, that no disposal of the 13,637,000 Ordinary Shares has taken place.

GENERAL

A circular containing, among other things, further details of the Investor Subscription Agreement, Investor Warrant Agreement, any Datang Further Subscription, any TSMC Further Subscription, the Special Mandate and any Further Special Mandate, together with the notice convening the EGM to approve (i) the Investor Subscription and the issue of the Investor Warrants, (ii) the Special Mandate, and if applicable, (iii) any Datang Further Subscription, (iv) any TSMC Further Subscription and (v) any Further Special Mandate will be despatched to the Shareholders in accordance with the requirements of the Listing Rules.

Shareholders and potential investors should note that completion of the Investor Subscription, any Datang Further Subscription and any TSMC Further Subscription are or will be subject to the fulfilment of the respective conditions under the Investor Subscription Agreement, any Datang Further Subscription and any TSMC Further Subscription. As the Investor Subscription, any Datang Further Subscription and any TSMC Further Subscription may or may not proceed, Shareholders and potential investors are advised to exercise caution when dealing in the Ordinary Shares.

UNITED STATES SECURITIES LAW MATTERS

The new Convertible Preferred Shares and the Investor Warrants have not been and will not be registered under the US Securities Act and may not be offered or sold in the United States or to US persons (as defined in the US Securities Act) unless the securities are registered under the US Securities Act, or an exemption from the registration requirements of the US Securities Act is available. There will be no public offering of the new Convertible Preferred Shares in the United States. This announcement does not constitute an offer of any securities for sale.

INFORMATION ABOUT SMIC

Semiconductor Manufacturing International Corporation ("SMIC"; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 45/40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, a 200mm fab under construction in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

DEFINITIONS

The following terms have the following meanings in this announcement unless the context otherwise requires:

“Board”	the board of Directors

“Closing Date”	the date of Closing

“Closing”	the completion of the Investor Subscription pursuant to the terms of the Investor Subscription Agreement

“Company”	Semiconductor Manufacturing International Corporation, a company incorporated in the Cayman Islands with limited liability, the issued Ordinary Shares and American Depositary Shares of which are listed on the Main Board of the Hong Kong Stock Exchange (Stock Code: 981) and the New York Stock Exchange (NYSE: SMI), respectively

“Competitor”	any entity that provides or that has the capability to provide, directly or indirectly through any subsidiary or affiliate, semiconductor wafer fabrication or foundry services to third parties

“Conversion Rate”	the number of Ordinary Share(s) into which each Convertible Preferred Share is converted upon conversion, which is initially ten Ordinary Shares per Convertible Preferred Share and subject to adjustment(s)

“Convertible Preferred Share(s)”	share(s) of US$0.0004 each mandatorily convertible into Ordinary Shares of the Company agreed to be issued by the Company to Investor, any Datang Pre-emptive Preferred Shares and any TSMC Pre-emptive Preferred Shares

“Datang”	Datang Telecom Technology & Industry Holdings Co., Ltd., a company incorporated under PRC laws

“Datang Further Subscription”	the potential subscription of Datang Pre-emptive Preferred Shares and the Datang Pre-emptive Warrants by Datang pursuant to any exercise of the pre-emptive right by Datang under the Datang Share Purchase Agreement

“Datang Pre-emptive Preferred Shares”	the amount of Convertible Preferred Shares to be issued to Datang pursuant to any exercise of its pre-emptive right under the Datang Share Purchase Agreement in connection with the Investor Subscription as will result in Datang’s percentage shareholding in the Company not being diluted by the Investor Subscription and any TSMC Further Subscription

“Datang Pre-emptive Securities”	the Datang Pre-emptive Preferred Shares and the Datang Pre-emptive Preferred Warrants

“Datang Pre-emptive Warrants”
the amount of Warrants to be issued to Datang pursuant to any exercise of its pre-emptive right under the Datang Share Purchase Agreement in connection with the Investor Subscription and the issue of the Investor Warrants as will result in Datang’s percentage shareholding in the Company not being diluted by the Investor Subscription, the issue of the Investor Warrants and any TSMC Further Subscription

“Datang Share Purchase Agreement”	the share purchase agreement dated 6 November 2008 between the Company and Datang

“Director(s)”	the director(s) of the Company

“EGM”	the extraordinary general meeting of the Company proposed to be held on around 23 May 2011 to approve the Investor Subscription, the Special Mandate and if applicable, any Datang Further Subscription, any TSMC Further Subscription and any Further Special Mandate

“Further Special Mandate”	the authority to be granted by the Independent Shareholders to the Directors to allot and issue the Datang Pre-emptive Preferred Shares under the Datang Further Subscription and the TSMC Pre-emptive Preferred Shares under the TSMC Further Subscription, if applicable

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Shareholders”	Shareholders other than Datang and its associates (as defined in the Listing Rules) in the case of any Datang Further Subscription, and TSMC and its associates (as defined in the Listing Rules) in the case of any TSMC Further Subscription

“Investor”	Country Hill Limited, a wholly-owned subsidiary of China Investment Corporation

“Investor Initial Preferred Shares”	360,589,053 Convertible Preferred Shares to be issued to the Investor pursuant to the Investor Subscription Agreement

“Investor Nominee”	the member of the Board nominated by the Investor pursuant to the Investor Subscription Agreement

“Investor Subscription Agreement”	the subscription agreement dated 18 April 2011 between the Company and the Investor in connection with the Investor Subscription

“Investor Subscription Price”	HK$5.39 per Convertible Preferred Share

“Investor Subscription”	the subscription of (i) 360,589,053 Convertible Preferred Shares by the Investor at the Investor Subscription Price and (ii) 72,117,810 Warrants by the Investor, subject to obtaining of the Special Mandate by the Shareholders

“Investor Warrant Agreement”	the warrant agreement to be entered into between the Company and Investor upon the issuance of the Investor Warrants

“Investor Warrant Preferred Shares”	the Convertible Preferred Shares deliverable upon exercise of the Investor Warrants

“Investor Warrants”	the warrants to initially subscribe for up to 72,117,810 Convertible Preferred Shares pursuant to the Investor Subscription Agreement

“Listing Committee”	the listing sub-committee of the board of the Stock Exchange

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Macau”	the Macau Special Administrative Region of the PRC

“Ordinary Share(s)”	share(s) of US$0.0004 each in the share capital of the Company listed on the Main Board of the Stock Exchange

“PRC”	the People’s Republic of China, and for the purpose of this announcement, excluding Hong Kong, Macau and Taiwan

“Relevant Securities”	any new Ordinary Shares or preferred shares, any securities convertible into or exchangeable into Ordinary Shares or preferred shares or any warrants or other rights to subscribe for Ordinary Shares or preferred shares (which preferred shares carry voting rights in general meetings of the Company)

“Shanghai Industrial”	Shanghai Industrial Investment (Holdings) Co. Ltd.

“Shareholder(s)”	holder(s) of Ordinary Share(s)

“Special Mandate”	the authority to be granted by the Shareholders to the Directors to allot and issue the Investor Initial Preferred Shares under the Investor Subscription Agreement

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“TSMC”	Taiwan Semiconductor Manufacturing Company, Ltd.

“TSMC Further Subscription”	the potential subscription of TSMC Pre-emptive Preferred Shares and the TSMC Pre-emptive Warrants by TSMC pursuant to the exercise of the pre-emptive right by TSMC under the TSMC Share and Warrant Issuance Agreement

“TSMC Pre-emptive Preferred Shares”	the Convertible Preferred Shares to be issued to TSMC pursuant to any exercise of its pre-emptive right under the TSMC Share and Warrant Issuance Agreement in connection with the Investor Subscription as will result in TSMC’s percentage shareholding in the Company not being diluted by the Investor Subscription and any Datang Further Subscription

“TSMC Pre-emptive Securities”	the TSMC Pre-emptive Preferred Shares and the Datang Pre-emptive Preferred Warrants

“TSMC Pre-emptive Warrants”	the Warrants to be issued to TSMC pursuant to any exercise of its pre-emptive right under the TSMC Share and Warrant Issuance Agreement in connection with the Investor Subscription and the issue of Investor Warrants as will result in TSMC’s percentage shareholding in the Company not being diluted by the Investor Subscription, the issue of the Investor Warrants and any Datang Further Subscription

“TSMC Share and Warrant Issuance Agreement”	the share and warrant issuance agreement dated 9 November 2009 between the Company and TSMC in connection with the subscription of new Ordinary Shares

“US Securities Act”	United States Securities Act on 1933, as amended

“US$”	United States dollars, the lawful currency of the United States of America

“Warrant Preferred Shares”	the Convertible Preferred Shares deliverable upon exercise of the Warrants

“Warrant(s)”	warrants to subscribe for the Convertible Preferred Shares of the Company agreed to be issued by the Company to the Investor, any Datang Pre-emptive Warrants and any TSMC Pre-emptive Warrants

“%”	per cent.

Semiconductor Manufacturing International
Corporation

Dr. David N. K. Wang
President, Chief Executive Officer,
Executive Director

Shanghai, 18 April 2011

* For identification purposes only

As at the date of this announcement, the Directors are Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Dr. David N. K. Wang as President, Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang and Zhou Jie as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as the other Independent Non-Executive Directors of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: 18 April, 2011	By:	/s/ Dr. David N.K. Wang
		Name:	Dr. David N.K. Wang
		Title:	President, Chief Executive Officer, Executive Director